Exhibit 99.1

Enerplus to present at the EnerCom Oil & Gas Conference

CALGARY, Aug. 9, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Gordon J. Kerr, President & Chief Executive Officer, will provide an update on our activities via a presentation at the EnerCom Oil & Gas Conference in Denver on Monday, August 13, 2012 at 2:20 pm MT (4:20 pm ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.investorcalendar.com/CEPage.asp?ID=169374 or at

The Oil & Gas Conference 17 website: http://www.theoilandgasconference.com.

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available prior to the event on our website at www.enerplus.com. A replay will be available for 60 days.

Enerplus is a North American energy producer with a diversified asset base of high-quality, low-decline oil and gas assets complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 12:35e 09-AUG-12